UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Five Prime Therapeutics, Inc.

(Name of Subject Company (Issuer))

Franklin Acquisition Sub, Inc.

a wholly owned subsidiary of

Amgen Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Jonathan P. Graham, Esq.

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,891,689,510.17	$206,383.33

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 45,941,900 outstanding shares of Five Prime Therapeutics, Inc. (“Five Prime”) common stock, par value $0.001 per share (collectively, “Shares”) multiplied by $38.00, the offer price per Share (the “Offer Price”), plus (b) 631,004 Shares underlying Five Prime’s outstanding, unvested, restricted stock awards, multiplied by the Offer Price, plus (c) 4,228,899 Shares issuable upon the exercise of Five Prime’s outstanding stock options with an exercise price less than the Offer Price, multiplied by $28.83 (which is the Offer Price minus the weighted average exercise price for the options of $9.17 per Share). The calculation of the filing fee is based on information provided by Five Prime as of March 8, 2021.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $206,383.33	Filing Party: Amgen Inc.
Form of Registration No.: Schedule TO	Date Filed: March 18, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on March 18, 2021 by (a) Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), and (b) Amgen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), at a purchase price of $38.00 per Share, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 18, 2021, a copy of which is attached as Exhibit (a)(1)(A) (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the foregoing:

“The Offer and withdrawal rights expired at 12:00 midnight, New York time, on April 16, 2021 (one minute after 11:59 p.m., New York time, on April 15, 2021). The Depositary has advised Purchaser that a total of 40,392,569 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) were validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Offer Expiration Time, representing approximately 87.8% of the outstanding Shares as of the Offer Expiration Time. In addition, the Depositary has advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 1,039,405 additional Shares prior to the Offer Expiration Time, representing approximately 2.3% of the outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered (and not properly withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) satisfies the Minimum Condition, and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. Promptly following the Offer Expiration Time, all Shares that were validly tendered (and not properly withdrawn) pursuant to the Offer were accepted for payment by Purchaser. Purchaser will promptly (but, in any event, within two (2) business days) pay for all such validly tendered Shares in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and Purchaser was merged with and into Five Prime, without a vote of Five Prime’s stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Five Prime, Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen and (b) Shares outstanding immediately prior to the Effective Time that were held by stockholders of Five Prime who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive $38.00 in cash, minus any applicable withholding taxes and without interest.

The full text of the press release issued by Amgen on April 16, 2021, announcing the successful completion of its acquisition of Five Prime, including the successful completion of both the Offer and the Merger, is incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the SEC on April 16, 2021.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.
(a)(5)(E)	Press Release, dated April 16, 2021, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on April 16, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	Chairman of the Board, Chief Executive Officer and President

FRANKLIN ACQUISITION SUB, INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)*	Offer to Purchase for Cash, dated March 18, 2021.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on March 18, 2021.

(a)(5)(A)*	Joint Press Release, dated March 4, 2021, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(B)*	Transcript of Amgen investor call on March 4, 2021, incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(C)*	Transcript of excerpt of Amgen presentation on March 4, 2021, incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(D)*	Excerpt from newsletter sent to Five Prime employees on March 5, 2021, incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 5, 2021.

(a)(5)(E)	Press Release, dated April 16, 2021, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on April 16, 2021.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Amgen, Purchaser and Five Prime, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(d)(2)*	Mutual Non-Disclosure Agreement, effective as of July 29, 2019, by and between Amgen and Five Prime.

(d)(3)*	Amendment No. 1 to the Mutual Non-Disclosure Agreement, effective as of August 2, 2019, by and between Amgen and Five Prime.

(d)(4)*	Amendment No. 2 to the Mutual Non-Disclosure Agreement, effective as of June 16, 2020, by and between Amgen and Five Prime.

(d)(5)*	Non-Disclosure Agreement, dated as of February 12, 2021, by and between Amgen and Five Prime.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed